2003 ANNUAL REPORT
                        INTERTAPE POLYMER GROUP INC.


IPG CORPORATE PROFILE

     Intertape Polymer Group Inc. (IPG) is an acknowledged leader in the packaging industry. Leveraging its advanced manufacturing technologies, extensive R&D capabilities and a comprehensive strategic acquisition program, the Company believes it has assembled the broadest and deepest range of products in the industry.

     IPG is widely-recognized for its development and manufacture of specialized polyolefin plastic and paper-based packaging products, as well as complementary packaging systems for industrial and retail use. Additionally, IPG is a woven and flexible intermediate bulk container (FIBC) manufacturer. Its performance products, including tapes and cloths, are designed for demanding aerospace, automotive and industrial applications and are sold to a broad range of industrial/specialty distributors, retail stores and large end-users in diverse industries.

     Through its innovative regional distribution center concept, IPG offers customers an extensive range of products geared to lower their transaction costs and increase inventory turns. This marketing advantage is unmatched in the industry, and has helped IPG establish a market position that clearly differentiates it from its competitors.

      Established in 1981 and headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, IPG employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe. Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and the Toronto Stock Exchange under the stock symbol "ITP."

TABLE OF CONTENTS

Message to Shareholders............................................... 2

Management's Discussion & Analysis:

        Financial Highlights.......................................... 4


        Consolidated Quarterly Statements of Earnings................. 6

	Adjusted Consolidated Earnings................................ 8

	Our Business.................................................. 9

	Results of Operations.........................................10

	Off-Balance Sheet Arrangements................................15

	Liquidity and Capital Resources...............................15

	Critical Accounting Estimates.................................20

	Changes in Accounting Policies................................20

	Impact of Accounting Pronouncements

	Not Yet Implemented...........................................21

	Subsequent Event..............................................21

Management's Responsibility for Financial Statements..................23

Auditors' Report .....................................................24

Comments by Auditors..................................................24

Financial Statements:

        Consolidated Earnings ........................................25

        Consolidated Retained Earnings ...............................25

        Consolidated Cash Flows.......................................26

        Consolidated Balance Sheets...................................27

	Notes to Consolidated Financial Statements..............28 to 50

Intertape Polymer Group Locations.....................................51

Other Information.....................................................52


CORPORATE HEADQUARTERS

110E Montee de Liesse
Montreal, Quebec
Canada, H4T 1N4
Investor Relations Tel: 866-202-4713
Fax: 941-727-3798
Web: www.intertapepolymer.com
E-mail: itp$info@intertapeipg.com

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Annual Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements are subject to the safe harbor created by the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company's product mix, and our future financing plans. Forward-looking statements can be identified in some cases by terms such as "may", "should", "could", "intends", "anticipates", "potential", and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties. Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook, other than as required under applicable law.

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

The year saw significant improvements for the operations and financial results of the Intertape Polymer Group in 2003. The progress reflects a rapid and accurate response to the changed market conditions we have been facing over the past few years. Given the lackluster performance of the economy in our sectors, our focus was on things that are within our control. We concentrated our efforts on: 1) growing revenues by developing new products and strengthening relationships with some of our key customers, 2) reducing costs, by the optimization of asset usage, productivity increases and waste reduction, and 3) reducing debt.

The increase in revenue of 3.3%, compared to 2002, was driven mainly by the Company's sales initiatives, with little help from the economy or foreign exchange rate movements. Our initiatives also had significant impacts in the areas of cost and debt reductions. Notwithstanding raw material cost increases during the year, which we were able to recapture through timely price increases, we realized a 10.1% increase in gross profits. This was reflected in a higher gross margin that went from 21.0% to 22.4% in 2003. As a result of debt reduction during the year, our financial expenses were down 13.1% compared to 2002. The resulting impact on the bottom line in earnings per share (diluted) for 2003 of $0.50, compared to a loss of $1.66 per share (diluted) in 2002. When adjusted for one-time charges, the improvement was substantial as adjusted earnings per share were $0.56 (diluted) in 2003, versus $0.31 per share (diluted) in 2002.

We continue to develop products that complement our existing product lines while meeting the needs of our customers. New products were introduced across all product lines during the year. One product that we are particularly proud of is our new Novathene(TM) Haymaster System. This is a unique new woven-coated fabric that is used to protect harvested hay from the ravages of wind, rain and sun. It has been well received and could have a dramatic impact on the American agriculture industry. We also introduced a new fabric structure that is now used to cover outdoor practice fields for professional sports.

The Company also began to see benefits from our Merchant Economic Advantage Program developed in 2001. This program is targeted to our industrial channel distributors and involves increased collaboration with them in all processes from sales to supply chain management. Our broad product offering differentiates us from our competitors and enables IPG to provide our customers an opportunity to increase their profits.

The Company also increased its presence in Europe. In mid-year we purchased our partner's interest in Fibope, a joint venture in Portugal. It was felt that it would be beneficial to have full control of this platform in order for us to fully control future penetration of the European market.

Late in the year we announced the signing of several agreements with tesa tape, inc., of which one is to supply tesa with duct tape and masking tape. We also obtained access to several new major retail accounts in the process. Another benefit of the transaction is that the production of these tapes is being done in our Columbia, South Carolina plant, allowing us to utilize existing capacity while having to purchase only a minimal amount of assets.

Late in 2002, the Company announced a program of cost reduction initiatives that once implemented would result in annual cost savings of $17.5 million. It was expected at the time that it would take about two years to implement all of these changes and we are on track to do just that. The first major step was taken with the consolidation of our Flexible Intermediate Bulk Container operations in Mexico in late 2002. Early in 2003, we announced the consolidation of our regional distribution centers into a new regional distribution facility to be built in Danville, Virginia, which would not only reduce costs, but also enhance our supply chain capabilities. This facility is now built and running as of January 2004. We also announced the consolidation of our water-activated tape operations into one plant in Menasha, Wisconsin. This was completed at the end of the year.

Finally, with respect to debt and reduction, we reduced our total debt by $55.4 million during the year, using the net proceeds from a common share issue in September and our internally generated free cash flow. This brings the total debt reduction over the past three years to $147.6 million. Our debt to equity ratio now stands at 0.7. We are pleased with the improvement, and will continue to make further reductions.

Looking forward, we intend to focus on the three key elements of revenue growth, cost reductions and debt reduction.

In 2004, we are targeting revenue growth of about 10%. We expect this increase in sales to come, in part, from the introduction of new products and further strengthening of our customer relationships. For example, building on the success of our Haymaster(R) product, we have developed a product called Aquamaster(TM) that can be used to line ponds and canals. In particular, this can be used to line irrigation canals to control soil erosion, an area of environmental protection where governments are becoming much more demanding.

Additional sales growth will come from the acquisition of tesa tape, inc. which will help us to further penetrate the retail market and should add about $22.0 million of sales in 2004. We have a number of new products planned for the retail sector and other initiatives underway with respect to packaging, point-of-sale displays and merchandising for our retail products that we believe will help increase our share in this part of the market.

As well, we expect to generate better European revenue growth in 2004. Having assumed full control of Fibope, we will be able to maximize growth opportunities for our advanced technology in shrink films. Fibope also provides us with a solid platform to manufacture and distribute our Company's pressure-sensitive performance products in the European market.

From a cost perspective, we expect to realize the remaining $6.0 million of cost reduction from our $17.5 million program announced in 2002. An additional $3.0 million in interest expense savings because of the additional debt reduction achieved in 2003, and about $2.5 million as a result of the consolidation of our water-activated tape operations should also be realized. In total, this represents an additional $11.5 million in savings for 2004 above the initiatives that have already been implemented. Our search for ongoing ways to reduce costs permeates everything we do.

Finally, our debt reduction target for the year is $25.0 million to $30.0 million, which we hope to achieve by generating free cash flow.

I would like to thank our employees for their efforts and positive attitude through this challenging time as well as our Board members for their guidance. We look forward to further progress in 2004.



/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer
February 16, 2004

February 16, 2004

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the year ended December 31, 2003. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)

                                               2003          2002           2001
________________________________________________________________________________
Operations
Consolidated sales                         $621,321      $601,575       $594,905
Net earnings (loss) Cdn GAAP                 18,178       (54,454)       (12,242)
Net earnings (loss) US GAAP                  18,178       (54,454)       (12,242)
Cash flows from operations before
  changes in non-cash working
  capital items                              38,137        30,281         13,874
________________________________________________________________________________
Per Common Share

Net earnings (loss) Cdn GAAP - basic           0.51         (1.66)         (0.43)
Net earnings (loss) US GAAP - basic            0.51         (1.66)         (0.43)
Net earnings (loss) Cdn GAAP - diluted         0.50         (1.66)         (0.43)
Net earnings (loss) US GAAP - diluted          0.50         (1.66)         (0.43)
Cash flows from operations before
  changes in non-cash working
  capital items                                0.93          0.92           0.49
Book value Cdn GAAP                            9.22          8.67          10.32
Book value US GAAP                             9.05          8.47          10.20
________________________________________________________________________________
Financial Position

Working capital                              68,725        61,240         68,075
Total assets Cdn GAAP                       739,245       703,344        801,989
Total assets US GAAP                        745,902       705,187        802,901
Total long-term debt                        251,991       312,766        362,973
Shareholders' equity Cdn GAAP               377,510       293,093        294,090
Shareholders' equity US GAAP                370,434       286,491        290,635
________________________________________________________________________________
Selected Ratios

Working capital                                1.54          1.52           1.53
Debt/capital employed Cdn GAAP                 0.40          0.52           0.55
Debt/capital employed US GAAP                  0.40          0.52           0.56
Return on equity Cdn GAAP                      4.8%         (18.6)%         (4.2)%
Return on equity US GAAP                       4.9%         (19.0)%         (4.2)%
________________________________________________________________________________


4

                                             2003            2002           2001
________________________________________________________________________________
Stock Information

Weighted average shares outstanding
   (Cdn GAAP) - basic +                      35,957        32,829         28,266
Weighted average shares outstanding
   (US GAAP) -  basic +                      35,957        32,829         28,266
Weighted average shares outstanding
   (US GAAP) - diluted +                     36,052        32,829         28,266
Weighted average shares outstanding
  (Cdn GAAP) - diluted +                     36,052        32,829         28,266
Shares outstanding as at December 31         40,945        33,821         28,506
________________________________________________________________________________
The Toronto Stock Exchange (CA$)

Market price as at December 31                16.49          6.49          13.25
High: 52 weeks                                16.51         20.08          24.00
Low: 52 weeks                                  4.50          5.50          10.50
Volume: 52 weeks+                            16,542        14,651         20,490
________________________________________________________________________________
New York Stock Exchange

Market price as at December 31                12.73          4.12           8.30
High: 52 weeks                                12.73         12.80          15.60
Low: 52 weeks                                  3.10          3.60           7.00
Volume: 52 weeks+                            14,831        13,705         13,695
________________________________________________________________________________
The Toronto Stock Exchange(CA$)      High      Low          Close          ADV*

Q1                                   8.78     5.30           5.79        73,344
Q2                                   9.25     4.50           8.00        54,432
Q3                                  10.54     7.85           9.66        40,700
Q4                                  16.51     9.69          16.49        92,623
________________________________________________________________________________
New York Stock Exchange              High      Low          Close          ADV*

Q1                                   5.69     3.57           3.90        59,346
Q2                                   6.82     3.10           5.95        90,810
Q3                                   7.69     5.65           7.20        42,391
Q4                                  12.73     7.15          12.73        43,395


* Average daily volume
+In thousands

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share amounts)

                                     1st Quarter                           2nd Quarter
                          _________________________________  _____________________________________
                             2003         2002         2001         2003         2002         2001
                          _________________________________  _____________________________________
                                $            $            $            $            $            $
Sales                     153,592      146,737      158,863      150,249      153,657      141,265
Cost of sales             119,793      113,321      120,089      116,166      119,713      114,549
___________________________________________________________  _____________________________________
Gross Profit               33,799       33,416       38,774       34,083       33,944       26,716

Selling, general and
  administrative expenses  21,982       20,299       21,858       20,830       20,454       20,090
Amortization of goodwill                              1,743                                  1,797
Impairment of goodwill
Research and development      894          967        1,168        1,086          796        1,198
Financial expenses          7,700        8,983        8,436        7,825        7,872        7,736
Manufacturing facility
  closure costs
___________________________________________________________   ____________________________________
                           30,576       30,249       33,205       29,741       29,122       30,821

Earnings(loss)before
  income taxes              3,223        3,167        5,569        4,342        4,822       (4,105)
Income taxes (recovery)       322          348        1,392          439          534       (1,392)
___________________________________________________________   ____________________________________
Net earnings (loss)         2,901        2,819        4,177        3,903        4,288       (2,713)
___________________________________________________________   ____________________________________

Earnings(loss)per share
Cdn GAAP - Basic - US $      0.09         0.09         0.15         0.12         0.13        (0.10)
Cdn GAAP - Diluted - US $    0.09         0.09         0.15         0.12         0.13        (0.10)
US GAAP - Basic - US $       0.09         0.09         0.15         0.12         0.13        (0.10)
US GAAP - Diluted - US $     0.09         0.09         0.15         0.12         0.13        (0.10)
___________________________________________________________   ____________________________________

Average number of shares
  outstanding
Cdn GAAP - Basic       33,821,074   30,155,360   27,983,417   33,832,527   33,622,896   28,119,535
Cdn GAAP - Diluted     33,821,497   30,505,692   28,675,701   33,912,232   34,249,454   28,119,535
US GAAP -Basic         33,821,074   30,155,360   27,983,417   33,832,527   33,622,896   28,119,535
US GAAP - Diluted      33,821,497   30,505,692   28,675,701   33,912,232   34,249,454   28,119,535
___________________________________________________________   ____________________________________

6

                                       3rd Quarter                           4th  Quarter
                            ________________________________  _____________________________________
                               2003        2002         2001         2003         2002         2001
                            ________________________________  _____________________________________
                                   $          $            $            $            $            $
Sales                        159,798    149,920      148,602      157,682      151,261      146,175
Cost of sales                123,489    120,632      122,544      122,975      121,764      118,906
____________________________________________________________  _____________________________________
Gross Profit                  36,309     29,288       26,058       34,707       29,497       27,269

Selling, general and
  administrative expenses     22,264     21,109       27,837       24,973       23,462       21,558
Amortization of goodwill                               1,757                                  1,717
Impairment of goodwill                                                          70,000
Research and development       1,080        926          884          212          480          932
Financial expenses             7,409      8,297       13,212        5,587        7,621        9,527
Manufacturing facility
  closure costs                           2,100                     3,005
____________________________________________________________  _____________________________________
                              30,753      2,432       43,690       33,777      101,563       33,734

Earnings(loss)before
  income taxes               5,556       (3,144)     (17,632)         930      (72,066)      (6,465)
Income taxes (recovery)       (643)        (357)      (4,937)      (4,244)     (13,292)      (5,455)
____________________________________________________________  _____________________________________
Net earnings (loss)          6,199       (2,787)     (12,695)       5,174      (58,774)      (1,010)
____________________________________________________________  _____________________________________

Earnings(loss)per share
Cdn GAAP - Basic - US $       0.18        (0.08)       (0.45)        0.13        (1.74)       (O.03)
Cdn GAAP - Diluted - US $     0.18        (0.08)       (0.45)        0.13        (1.74)       (0.03)
US GAAP - Basic - US $        0.18        (0.08)       (0.45)        0.13        (1.74)       (0.03)
US GAAP - Diluted - US $      0.18        (0.08)       (0.45)        0.13        (1.74)       (0.03)
____________________________________________________________   ____________________________________

Average number of shares
  outstanding
Cdn GAAP - Basic        35,302,174   33,701,307   28,346,102   40,870,426   33,821,074   28,496,884
Cdn GAAP - Diluted      35,397,800   33,701,307   28,346,102   41,225,776   33,821,074   28,496,884
US GAAP -Basic          35,302,174   33,701,307   28,346,102   40,870,426   33,821,074   28,496,884
US GAAP - Diluted       35,397,800   33,701,307   28,346,102   41,225,776   33,821,074   28,496,884
____________________________________________________________   ____________________________________

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for non-recurring items and for the change in accounting principle related to the amortization of goodwill*

Years Ended December 31,
(In millions of US dollars, except per share amounts)


As Reported                                       2003        2002        2001
__________________________________________    ________    ________    ________
                                                     $           $           $
Sales                                            621.3       601.6       594.9
Cost of sales                                    482.4       475.4       476.1
__________________________________________    ________    ________    ________
Gross Profit                                     138.9       126.2       118.8

Selling, general and administrative expenses      90.0        85.3        91.3
Amortization of goodwill                                                   7.0
Impairment of goodwill                                        70.0
Research and development                           3.3         3.2         4.2
Financial expenses                                28.5        32.8        38.9
Manufacturing facility closure costs               3.0         2.1
__________________________________________    ________    ________    ________
                                                 124.8       193.4       141.4

Earnings (loss) before income taxes               14.1       (67.2)      (22.6)
Income taxes (recovery)                           (4.1)      (12.7)      (10.4)
__________________________________________    ________    ________    ________
Net earnings (loss)                               18.2       (54.5)      (12.2)
__________________________________________    ________    ________    ________
Earnings (loss) per share - As Reported           2003        2002        2001
__________________________________________    ________    ________    ________
Basic                                             0.51      (1.66)       (0.43)
Diluted                                           0.50      (1.66)       (0.43)

Adjustments for non-recurring items and
  amortization of goodwill                        2003        2002        2001
___________________________________________   ________    ________    ________
Gross Profit Items
   Implementation of RDCs                                                  2.3
   Additional Reserves
      Asset writedowns                                                     1.0
      Inventory writedowns                                                 3.2
      Severance                                                            1.2
___________________________________________   ________    ________    ________
                                                                           7.7

SG&A Items
   Asset writedowns                                                        0.8
   Reserves for bad debts                                                  7.0
   Severance                                                               3.0
___________________________________________   ________    ________    ________
                                                                          10.8

Amortization of Goodwill*                                                  7.0
Impairment of Goodwill                                        70.0
Financial Expenses
   Deferred refinancing costs                                              6.7
___________________________________________   ________    ________    ________

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for non-recurring items and for the change in accounting principle related to the amortization of goodwill*

Years Ended December 31,
(In millions of US dollars, except per share amounts)

As Adjusted                                       2003        2002        2001
__________________________________________    ________    ________    ________
                                                     $           $           $
Sales                                            621.3       601.6       594.9
Cost of sales                                    482.4       475.4       468.4
__________________________________________    ________    ________    ________
Gross Profit                                     138.9       126.2       126.5

Selling, general and administrative expenses      90.0        85.3        80.5
Amortization of goodwill
Impairment of goodwill
Research and development                           3.3         3.2         4.2
Financial expenses                                28.5        32.8        32.2
Manufacturing facility closure costs               3.0         2.1
__________________________________________    ________    ________    ________
                                                 121.8       123.4       116.9

Earnings before income taxes                      14.1         2.8         9.6
Income taxes (recovery)                           (4.1)       (6.0)       (0.1)
__________________________________________    ________    ________    ________
Net earnings                                      18.2         8.8         9.7
__________________________________________    ________    ________    ________

Earnings per share - As Adjusted                  2003        2002        2001
__________________________________________    ________    ________    ________
Basic                                             0.51         .27        0.34
Diluted                                           0.50         .27        0.34

*See note 2 in the 2003 notes to consolidated financial statements

Note: These tables reconcile consolidated earnings as reported in the accompanying consolidated financial statements to adjusted consolidated earnings after the elimination of non-recurring items and the amortization of goodwill. In addition to consolidated earnings, these tables also present the impact of eliminating non-recurring items on gross profits, selling, general and administrative expenses, financial expenses and earnings per share. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

OUR BUSINESS

Intertape Polymer Group Inc. ("IPG" or the "Company") was founded in 1981 and has become a recognized leader in the development and manufacture of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems.

The Company's business model and underlying strategies have been evolving since the mid-1990s. The key components to this strategy are as follows:

Commencing in the mid-1990s, the Company made a series of strategic acquisitions in order to provide for products demanded by the industrial packaging market that it serves. These products include water-activated tapes, masking tapes, duct tapes, filament tapes and natural rubber adhesive tapes. At the same time, the Company continued to develop new products, including shrink and stretch wrap films. The Company believes that it now offers the broadest range of packaging products in the industry and, as such, is unique amongst all its competitors.

As soon as a new product is either acquired or developed internally, the Company devotes research and development ("R&D") capital to further broaden the range of products within each of these product lines. The effect of this part of the strategy is to further expand the product range by ensuring that the scope of product offerings is maximized.

In 2000, the Company opened Regional Distribution Centers ("RDCs") as part of an enhanced supply chain management strategy. Each RDC is stocked with a wide range of products in order to afford customers the ability to place one order and receive one shipment regardless of where IPG makes the product. The Company continues to assess and refine its RDC strategy to achieve maximum efficiency.

Examples of products sold through distributors are Intertape Brand(TM) pressure-sensitive carton sealing tapes that include hot-melt, acrylic and natural rubber adhesives; water-activated carton sealing tape; paper tapes; duct tapes; Exlfilm(R) brand shrink wrap and StretchFlex(R) brand stretch wrap. Examples of products sold directly to end-users include a wide range of Nova-Thene(R) brand woven polyolefin products, Intertape Brand(TM) flexible intermediate bulk containers ("FIBCs") and electrical specialty tapes.

Throughout 2003 the Company continued to execute its strategy related to acquisitions, new product introductions and the breadth and depth of products and how they are distributed. The strategy was further enhanced in the following ways:

- In April 2003 the Company announced the consolidation of three RDCs into a newly constructed facility in Danville, Virginia. This new RDC became operational in January 2004 and should result in lower transactional costs to the Company as well as superior service levels to its customers.

- In June 2003 the Company acquired the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S.A. ("Fibope"). This investment provides a manufacturing and distribution platform from which the Company plans to introduce certain North American made products into the European markets. Currently, these markets are being analyzed and the Company will continue this process during 2004.

- In October 2003 the Company decided to close its Green Bay water activated tape ("WAT") facility. The production from this facility was transferred to the Company's remaining WAT facility located in Menasha, Wisconsin. This consolidation was possible as a result of the Company's investments to increase output and efficiencies which permitted the integration of production into a single facility. A fourth quarter pretax charge of $3.0 million was recorded in relation to this facility closure. The Company continues to review the effectiveness of its manufacturing facilities in light of ongoing capacity requirements.

- In December 2003 the Company announced it had reached an agreement to acquire certain assets of tesa tape, inc. ("tesa") a manufacturer of both masking and duct tapes for the retail market. With this acquisition came access to additional large retail chains previously not serviced by IPG as well as a three year supply agreement. Upon the completion of this acquisition in February 2004, the production of the acquired business was integrated into IPG's Columbia, South Carolina facility.

RESULTS OF OPERATIONS

Our consolidated financial statements are prepared in accordance with Canadian GAAP with US dollars as the reporting currency. Note 21 to the consolidated financial statements provides a summary of significant differences between Canadian GAAP and US GAAP.

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2003. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, can be found in the tables appearing on pages 8 and 9 of the Annual Report.

Included in MD&A are references to events and circumstances which have influenced the Company's quarterly operating results as presented in the table of Consolidated Quarterly Statements of Earnings appearing on pages 6 and 7 of the Annual Report. As discussed in Sales and Gross Profit and Gross Margin sections, the Company's quarterly sales and gross profits are largely influenced by the timing of raw material cost increases and the Company's ability or inability to pass the increases through to customers in the form of higher unit selling prices. Selling, general and administrative expenses are relatively constant as a percentage of sales with the exception of the fourth quarter of 2003 which is discussed in detail under Selling, General and Administrative Expenses. Quarterly financial expenses are most significantly influenced by the levels of Company bank indebtedness and long-term debt. The debt reductions occurring at the end of the first quarter of 2002 and the third quarter of 2003 resulting from two separate common stock equity offerings as discussed in the section titled Capital Stock, have had the most significant impact on quarterly financial expenses. Regular scheduled debt repayments have also decreased quarterly financial expenses over the last several years.

Sales

IPG's consolidated sales increased by 3.3% to $621.3 million for the year 2003 from $601.6 million for 2002; and 1.1% to $601.6 million for the year 2002 from $594.9 million in 2001. Fluctuating foreign exchange rates did not have a significant impact on the Company's 2003 sales.

Like several of its competitors in the North American packaging industry, the Company experienced a unit selling volume decline during the first half of 2003 as compared to the same period in 2002. The Company recovered most of the unit decline during the fourth quarter of 2003. The growth seen in the fourth quarter of 2003 is primarily attributable to the Company's RDC strategy, the breadth of the product offering, improved customer service and an improving economic environment. In 2002, despite a continuing slowdown in the North American economy, unit volume increased as compared to 2001. This contrasts with 2001, when the global economic slowdown, along with low-cost imports and declining consumption in certain industries, drove unit volume down from the prior year.

Unit selling prices for most of the Company's product lines increased in 2003 after several years of unit selling price declines. Unit selling prices declined in the first part of 2002, continuing a trend from 2001 and 2000. The unit selling price declines tracked the steady decline in raw material costs during those periods. However, raw material costs began to rise in the third quarter of 2002 and continued to do so during 2003.

The Company anticipates a continued growth in revenue for 2004. U.S. GDP is forecast to rise slightly, indicating increased economic activity that should contribute to growth. The Company's revenue growth strategy is composed of a number of inter-related elements, including:

- A continuation of the broad product offering which will include additional introductions of new products and an improved product mix

-  Competitive pricing in combination with selective price increases

- Increased retail penetration both as a result of the tesa acquisition as well as IPG's continuing retail channel penetration

- Improved market share in key product lines and other channels of distribution

-  New customers, including export opportunities.

Gross Profit and Gross Margin

Gross profit was $138.9 million in 2003, up 10.1% from 2002. For 2002, gross profit was $126.2 million, up 6.2% from $118.8 million in 2001. Gross profit represented 22.4% of sales in 2003, 21.0% in 2002, and 20.0% in 2001.

The Company's gross profit decreased slightly during 2002 to $126.2 million from an adjusted gross profit (see table on page 9) in 2001 of $126.5 million. As a percentage of sales, adjusted gross profit was 21.0% for 2002, comparable to the 2001 figure of 21.3%. There were no adjustments to gross profit for 2003 or 2002.

Value-added is the difference between material costs and selling prices, expressed as a percentage of sales. Historically, the Company has been able to maintain value-added percentages within a narrow range of less than 0.75% because it passes on raw materials cost increases to the customer. During 2002, this situation changed as a direct result of a timing lag between raw material cost increases and full implementation of selling price increases, due to continued economic uncertainty. This caused value-added to decline by 3.0% in the third quarter of 2002 and 2.0% in the fourth quarter of 2002. In early 2003, the Company implemented selected price increases aimed at stabilizing value-added levels. Although, raw material costs continued to increase throughout 2003, the Company's successful implementation of a series of unit selling price increases resulted in improved gross margins. In addition to the Company's ability to pass on cost increases, gross margins improved as the result of certain cost reduction programs announced late in 2002 which had an affect on both 2002 and 2003.

During 2004, the Company expects to implement the remaining cost reductions of the $17.5 million program announced during 2002. Cost reductions of $5.5 million and $6.0 million were achieved in 2002 and 2003 respectfully The Company expects the 2004 cost reductions under the program to be $6.0 million. The program has been further enhanced by the closure of the Company's Green Bay facility which should provide $2.5 million in additional manufacturing cost containment in 2004, over and above the $6.0 million for 2004 expected from the original cost reduction program.

Selling, General and Administrative Expenses

For the year ended December 31, 2003, SG&A expenses amounted to $90.0 million, up from $85.3 million for 2002 which were down $6.0 million from $91.3 million in 2001. As a percentage of sales, SG&A expenses were 14.5% 14.2%, and 15.3% for 2003, 2002 and 2001 respectively.

On an adjusted basis (see table on page ?), SG&A expenses increased by $4.7 million for 2003 to $90.0 million, and for 2002 had increased $4.8 million to $85.3 million from $80.5 million in 2001. These adjusted SG&A figures represent 14.5% of sales for 2003, 14.2% for 2002, and 13.5% for 2001. Much of the increase for 2003 and 2002 relates to higher unit sales within the retail distribution channel, which carries a larger selling structure than other sales channels.

Of the 2003 increase of $4.7 million in SG&A costs, approximately $2.7 million was incurred during the fourth quarter. An amount of $2.2 million of this increase was attributable to items such as higher promotional incentives, a customer bankruptcy, and the early adoption of the fair value method of accounting for stock-based compensation. The remaining $0.5 million increase is the net impact of a $3.0 million credit to SG&A expense for the reversal of a previously recognized potential liability, the provision for which is no longer required, and a series of asset and liability valuation adjustments. The most significant of the valuation adjustments related to a claim receivable related to an earlier acquisition, a provision for incurred but unbilled costs in servicing customers and the value of customer claims. For 2004, the Company expects to incur SG&A costs of between $22.5 million and $23.5 million per quarter based on current volumes and mix including the percent of total sales that is derived from the retail channel.

Operating Profit

This discussion presents the Company's operating profit and adjusted operating profit for 2003, 2002 and 2001. Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Because "operating profit" and "adjusted operating profit" are non-GAAP financial measures, companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is urged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses.

Operating Profit Reconciliation

(In millions of US dollars)             2003           2002             2001
                                       _____          _____            _____
                                           $              $                $
Gross Profit - As Reported             138.9          126.2            118.8
Less: SG&A Expense - As Reported        90.0           85.3             91.3
                                       _____          _____            _____
Operating Profit                        48.9           40.9             27.5
Non-recurring Items*
   Gross Profit Items*                                                   7.7
   SG&A Items*                                                          10.8
                                      ______          _____            _____

Adjusted Operating Profit               48.9           40.9             46.0
                                      ______          _____            _____

*See tables beginning on page 8 for non-recurring items.

Operating profit for 2003 amounted to $48.9 million compared to $40.9 million for 2002 and compared to $27.5 million in 2001. When adjusted for the non-recurring items affecting cost of sales and SG&A expenses (see table on page
9), operating profits were $48.9 million or 7.9% of sales for 2003; $40.9 million or 6.8% of sales for 2002; and $46.0 million or 7.7% of sales for 2001.


Considered on an adjusted basis, operating profits have fluctuated for a number of reasons. Value-added dollars increased during 2003 but had decreased during 2002. Despite the increase in SG&A expenses discussed above, operating profits for 2003 rose due to the $12.7 million increase in gross profit during the year.

The Company's operating profit for the fourth quarter of 2003 was $9.7 million compared to $6.0 million for the fourth quarter of 2002. Most of the improvement in operating profits was the result of the higher gross margins achieved in 2003. The improved margins were the result of the Company being able to recover rising raw material costs through unit selling price increases during 2003 after being unable to do so the last half of 2002.

The impact of the 2004 revenue outlook and ongoing cost reduction initiatives should generate further improved operating profits in 2004.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA"), which are equivalent to the applicable U.S. standards, the Company performs an annual goodwill impairment test as at December 31. For the purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was a single reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization ("EBITDA"), and with historical transactions where appropriate. From these approaches, the fair market value was determined. For 2002 an impairment was charged to operating expenses of $70.0 million.
This impairment relates to goodwill from acquisition activity of the Company during the period from 1996 through 2000 in light of 2002 economic and market conditions. There was no impairment charge incurred for 2003.

Research and Development

R&D remains an important function within the Company. Taken as a percentage of sales, R&D was 0.5% for both 2003 and 2002 and was 0.7%, for 2001. The decrease in R&D expenditures is the result of an increased emphasis on applied research, which helps the Company identify opportunities for new products more efficiently as well as the benefit of research and development tax credits recognized in 2003 and 2002. R&D continues to focus on new products, new technology developments, new product processes and formulations. In 2004 the Company expects to have a continuing rollout of new products such as Novathene Haymaster(R), an opaque woven fabric used to protect outside surfaces, and and Aquamaster(TM), a woven coated fabric to be used primarily to line man-made canals to prevent water loss into the ground.

EBITDA

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings
(loss) or cash from operating activities as determined by generally accepted accounting principles. The Company defines EBITDA as net income (loss) before
(i) income taxes; (ii) financial expense; (iii) amortization of goodwill and other intangibles and capitalized software costs; and (iv) depreciation.
Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreements with its lenders and noteholders require certain debt to EBITDA ratios be maintained, thus EBITDA is used by Management and the Company's lenders and noteholders in evaluating the Company's performance.

EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(In millions of US dollars)

                                         2003            2002            2001
                                         ____           _____           _____
                                            $               $               $
Net Earnings (Loss) - As Reported        18.2           (54.5)          (12.2)
Add Back:
  Financial Expenses                     28.5            32.8            38.9
  Income Taxes                           (4.1)          (12.7)          (10.4)
  Depreciation & Amortization            27.6            27.3            33.8
                                         ____            ____            ____
EBITDA                                   70.2            (7.1)           50.1
Non-recurring Items*
  Gross Profit Items*                                                     7.7
  SG&A Items*                                                            10.8
  Other Items**                                          70.0
                                         ____            ____            ____
Adjusted EBITDA                          70.2            62.9            68.6
                                         ____            ____            ____


*See table beginning on page 8 for non-recurring items.

**For 2001, the Other non-recurring items related to Financial Expenses and Amortization does not impact Adjusted EBITDA.

EBITDA was $70.2 million for 2003, ($7.1) million for 2002 and $50.1 million for 2001. Adjusted EBITDA stood at $70.2 million, $62.9 million, and $68.6 million for the years 2003, 2002 and 2001 respectively.

The Company's EBITDA for the fourth quarter of 2003 was $14.6 million compared to $13.7 million for the fourth quarter of 2002. The increase in 2003 compared to 2002 was principally due to the higher gross margins experienced in the fourth quarter of 2003 as compared to the fourth quarter of 2002.

The profit improvement in combination with the significant debt reduction, discussed in the Liquidity and Capital Resources section, positively impacted the Company's debt-to-EBITDA ratio, which improved substantially from 7.8 times in 2001 to 3.8 times in 2003. The Company's goal is to regain its NAIC-2 rating (a National Association of Insurance Commissioners rating that is equivalent to a Standard & Poor's BBB rating), which requires it to reach a ratio of 2.5 times. While this may take several years without the benefit of an issuance of common shares from treasury, the Company remains committed to reach a debt-to-EBITDA ratio of approximately 3 times during 2004, given its debt repayment commitments and continuing improvement in operating profit.

Financial Expenses

The accompanying table shows, on a retrospective basis, the impact of the 225 basis point increase on amounts owing on the Senior Secured Notes that went into effect January 1, 2002, as if that had been in place January 1, 2001. Management believes that this table presents a better comparison of the effect on financial expenses as a result of improved working capital management, and the share issues during 2002 and 2003.


Table of Financial Expenses

(In millions of US dollars)

                                         2003         2002           2001
                                         ____         ____           ____
                                            $            $              $
Financial Expenses - As Reported         28.5         32.8           38.9
                                         ____         ____           ____
Less: Non-recurring charge                                            6.7
                                         ____         ____           ____
As adjusted before
  non-recurring charges                  28.5         32.8           32.2

Effect of 225bps increase in year
  prior to the rate increase (for
  comparative purposes only)                                          6.3
                                         ____         ____           ____

Financial expenses if the rate
  increasehad taken place January
  1, 2001                                28.5         32.8           38.5
                                         ____         ____           ____

Year over year financial expenses decreased 13.1% to $28.5 million for 2003 and decreased 15.7% in 2002 to $32.8 million as compared to as adjusted $38.5 million in 2001.

Financial expenses for 2003 and 2002 reflected the concerted effort placed on managing the balance sheet, generating cash and reducing debt and raising additional equity capital. The reduction in interest expense is particularly significant given that the interest rates applicable to the senior notes were increased by 225 basis points effective January 1, 2002 for the duration of their term.

Financial expenses for 2001 include a non-recurring $6.7 million charge to write-off certain deferred costs related to previous financing arrangements that were refinanced at the end of 2001, together with the fees paid to both the noteholders and the banks in relation to the refinancing.

Income Taxes

The Company's effective income tax rate was (29.4%), 19.0% and 45.9% for the years 2003, 2002 and 2001 respectively. The Company's statutory income tax rate was approximately 43.0% for the same periods.

In the past three years, the Company's statutory income tax rate has been impacted primarily by a lower rate on foreign-based income, manufacturing and processing deductions and transactions that resulted in permanent differences partly offset by a change in the valuation allowance. In addition, in 2002, the statutory income tax rate was impacted by the non-taxable portion of the charge for goodwill impairment.

At December 31, 2003, the Company has accumulated approximately $61.0 million in Canadian operating loss carry-forwards expiring from 2007 through 2010, and $161.0 million in U.S. federal and state operating losses expiring from 2010 through 2023. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2003, as a result of the reversal of existing taxable temporary differences. Based on management's assessment, a $31.1 million valuation allowance was established as at December 31, 2003, which is $4.8 million higher than the allowance established as at December 31, 2002.

Net Earnings - Canadian and U.S. GAAP

For fiscal 2003, the Company posted net earnings of $18.2 million as compared to losses of $54.5 million and $12.2 million in 2002 and 2001 respectively.

Adjusted net earnings (see table on page 9) amounted to $18.2 million for 2003, $8.8 million for 2002 and $9.7 million for 2001. The Company believes adjusted net earnings provide a better comparison of results for the periods because it removes non-recurring items in each period.

The Company's net earnings for the fourth quarter of 2003 were $5.2 million compared to a net loss of $58.8 million in the fourth quarter of 2002. The fourth quarter of 2002 included a charge for goodwill impairment of $63.3 million net of income tax benefit. The fourth quarter of 2002 net earnings excluding the impairment charge was $4.5 million. The higher net earnings for the fourth quarter of 2003 were the result of improved gross margins and reduced financial expenses as compared to the fourth quarter of 2002. The improvement was not more substantial due to the plant facility closure costs incurred in the fourth quarter of 2003 and the larger income tax benefit (excluding the benefit associated with the charge for goodwill impairment) recorded in the fourth quarter of 2002.

Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported had the financial statements been prepared under U.S. GAAP. For further details, see note 21 to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

Earnings Per Share - Canadian and U.S. GAAP

The Company reported earnings per share of $0.51 basic and $0.50 diluted for 2003 as compared to losses per share of $1.66, basic and diluted in 2002, and $0.43, basic and diluted in 2001. The weighted-average number of common shares outstanding for the purpose of the basic EPS calculation was 36.0 million for 2003 (36.1 diluted), 32.8 million basic and diluted for 2002 and 28.3 million basic and diluted for 2001. The increases in the number of shares outstanding in 2003 and 2002 were primarily due to the equity offerings during each fiscal period and the issuance of shares to acquire the remaining 50% common equity interest in Fibope.

The adjusted EPS (see table on page 9) for 2003 was $0.51 basic and $0.50 diluted, compared to $0.27 basic and diluted for 2002, and to $0.34 basic and diluted for 2001.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

In 2003, the Company generated cash flow from operating activities of $40.4 million compared to $35.2 million in 2002 and $48.1 million in 2001.

Cash from operations before changes in non-cash working capital items increased by $7.8 million or 25.7% to $38.1 from $30.3 million; and in 2002 increased by $16.4 million to $30.3 million from $13.9 million in 2001.

In 2003, non-cash working capital items generated $2.3 million additional net cash flow. This was driven by an increase in trade payables of $10.5 million less an increase in trade and other receivables of $2.4 million and an increase in inventories of $5.1 million. The increase in inventories was a result of several factors. Firstly, there was a need to increase finished goods inventory in the water activated product line to accommodate the closure of the Green Bay facility at the end of December and insure a smooth transition for our customers. Secondly, masking and duct tape inventories were increased in order to facilitate the February 2004 transfer of customers from tesa to IPG. Lastly, certain finished goods inventories were increased to facilitate the consolidation of three RDC's into the new RDC located in Danville, Virginia which opened in late January 2004.

In 2002, non-cash working capital items generated additional net cash flow of approximately $5.0 million. This was in part due to a $5.7 million decrease in receivables largely attributable to a decrease in rebates owed to the Company. IPG also reduced its investment in inventories, declining by $9.9 million from 2001 and by nearly $28.0 million from where they stood at December 31, 2000. This reduction was attributable to the implementation of the RDC strategy and the warehouse management system, which resulted in better supply chain management practices. The cash flow generated by changes in these items was partly offset by a decrease of $11.4 million in accounts payable.

Cash flow used in investing activities was $20.6 million for 2003 as compared to $16.9 million for 2002 and $26.5 million for 2001. These activities include a net increase in property, plant and equipment of $13.0 million for 2003, $11.7 million for 2002 and $17.9 million for 2001. In addition, goodwill increased $6.2 million in 2003 as a result of the payment of an additional amount related to a prior acquisition. Other assets increased $1.4 million during 2003, $5.2 million during 2002 and $8.6 million in 2001.

Cash flow used in financing activities amounted to $16.4 million in 2003, $20.0 million in 2002 and $20.0 million in 2001. During 2003 the Company issued 5,750,000 shares from the treasury for consideration of $41.3 million. The proceeds were used to pay down short-term bank indebtedness under the line of credit and retire long-term debt. The Company also issued approximately 343,000 shares for consideration of $2.4 million to fund its contributions to various pension funds and for the exercise of employees' stock options. The Company retired long-term debt in the amount of $64.3 million in 2003 through a combination of net cash flows from operations, the proceeds from the equity offering and increased borrowings under the line of credit. During 2002, the Company reduced bank debt by approximately $45.9 million and the amount due to the senior secured noteholders by $24.4 million. In 2002, the Company also issued 5,100,000 common shares from treasury for a consideration of $47.7 million used to reduce long-term and short-term debt and approximately 215,000 shares for consideration of $2.0 million to partially fund its contribution to various pension funds and for the exercise of employee stock options.

In 2001, $12.9 million in short-term bank indebtedness was repaid and $86.4 million was transferred to long-term debt as a result of the refinancing completed late in 2001. The Company also reduced its long-term debt by $9.6 million. During the year, the Company issued $3.4 million of common shares related to the exercise of employees' stock options and funding of the U.S. employee stock ownership and retirement savings plan. It also used $0.8 million to purchase and cancel common shares.

Management is committed to further debt reductions, and believes this is achievable because of a reduced need for investment in property, plant and equipment, the continued management of working capital items and increases in cash flows from operations.

Free cash flow, defined as cash flow from operating activities less property, plant and equipment expenditures and dividends, improved to $27.4 million for 2003 as compared to $23.5 million in 2002 and $22.1 million in 2001. The Company expected free cash flow of $28.0 million in 2003 and materially achieved its target. The Company anticipates having free cash flow of approximately $30.0 million for 2004 which will be used to repay $16.5 million due on the Senior Secured Notes at the end of September 2004 and further reduce long-term debt.

Liquidity

At year-end 2003, working capital stood at $68.7 million as compared to $61.2 million as at the end of 2002. The Company considers that it has sufficient working capital to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

Quick assets, which are the total current assets excluding prepaid expenses and future income taxes, increased by $14.5 million during 2003 after declining by $12.7 million in 2002. The 2003 increase was driven by the above described need to increase certain finished goods inventories and an increase in trade receivables as a result of higher sales volumes. The 2002 reduction was brought about by the reduction in receivables and improved inventory control.

Days outstanding in trade receivables were 52.5 days at the end of 2003 as compared to 52.3 days at the end of 2002. Due to the year-end inventory build, inventory turnover (cost of sales divided by inventories) slipped to
6.9 times in 2003 from 7.8 times in 2002.

Currency Risk

The Company is subject to currency risk through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

Capital Expenditures

Total net property, plant and equipment expenditures were $13.0 million, $11.7 million and $17.9 million for the years 2003, 2002 and 2001 respectively.

Property, plant and equipment expenditures are being maintained at a lower level than in previous years as many capital projects undertaken in recent years have now been completed and the Company is working to reduce its debt. Recent spending has been on machine efficiency projects intended to improve throughput and material usage. Investment in management information systems continued in 2003, with efforts focused on improving system utilization and the continued roll-out of the Company's warehouse management systems.

Management is projecting property, plant and equipment expenditures of $17.0 million to $19.0 million for the year 2004 (excluding the capital lease for the Danville RDC discussed in the Long-Term Debt section), which it anticipates funding from cash flows provided by operations. Based on current volume and anticipated market trends, the Company has sufficient capacity available to accommodate increases in unit volumes in most products without additional capital expenditure.

Bank Indebtedness and Credit Facilities

The Company has a 364 day revolving credit facility in the amount of $50.0 million which is extended annually at the option of the lenders for an additional 364 day period, converting to a two-year revolving term loan if not extended by the lenders. As at the end of 2003, $31.1 million of this line of credit was utilized, compared to $26.8 million utilized as at December 31, 2002. At year-end 2003, the credit facility availability was $18.9 million as compared to $23.2 million at the end of 2002. When combined with on-hand cash and cash equivalents, this provided the Company with total cash and credit availability of $32.6 million as at December 31, 2003. Total cash and credit availability as at December 31, 2002 was $38.6 million.

The Company's cash liquidity is influenced by several factors, the most significant of which is the Company's level of inventory investment. The Company will periodically increase its inventory levels when business conditions suggest that it is in the Company's interest to do so. The Company expects its cash and credit availability to decrease from year-end levels as inventory investments are made in support of both strategic initiatives and buying opportunities. The previously discussed consolidation of the WAT facilities, the RDC consolidation into the new facility in Danville and the tesa acquisition are all dictating higher levels of inventory investment for the short term. Additionally, the Company has identified buying opportunities to mitigate the impact of rising raw material costs. The Company does not expect these higher inventory investments to continue indefinitely, but until the circumstances reverse themselves, the Company believes it has adequate cash and credit availability to support these strategies.

Long-Term Debt

The Company reduced indebtedness associated with long-term debt instruments by $50.2 million during 2002 and a further $64.3 million during 2003.

As part of the refinancing completed in late 2001, the balance of the then short-term debt was cancelled and replaced with new facilities, Facility B and Facility C, in the aggregate amount of $95.0 million with two-year and four-year terms. In 2002, the Company repaid and cancelled Facility B, the $35.0 million, two-year term bank facility, which was due to be fully repaid by the end of 2003. During 2003 the Company repaid $60.0 million and cancelled Facility C two years earlier than required. In addition, amounts due under the Senior Secured Notes were reduced by $2.5 million during 2003.

The Senior Secured Notes are secured by a fixed charge against all assets and a second lien against receivables and inventory. The Company's bank indebtedness is secured by a first lien against receivables and inventory.

In late 2002, the Company's lenders agreed to amend the financial covenants as a result of the Company's progress in reducing debt. They had also confirmed that the goodwill impairment charge taken for 2002 would have no negative repercussions with respect to the financial covenants for 2002 and going forward.

Tabular Disclosure of Contractual Obligations

Set forth below are the contractual obligations of the Company as of December 31, 2003:

Contractual Obligations                                Payments Due by Period
_______________________________________________________________________________
                                                  Less
(in millions of US dollars)                       than     1-3    4-5  After 5
                                        Total   1 year   years  years    years
                                            $        $       $      $        $
______________________________________________________________________________
Long-Term Debt                          252.0     16.9    128.4    95.1   11.6
______________________________________________________________________________
Capital (Finance) Lease Obligations
______________________________________________________________________________
Operating Lease Obligations              18.3      6.6      6.3     3.2    2.2
______________________________________________________________________________
Purchase Obligations
______________________________________________________________________________
Other Long-Term Liabilities Reflected
  on Balance Sheet under GAAP of the
  primary financial statements
______________________________________________________________________________
Total                                   270.3     23.5    134.7    98.3   13.8
______________________________________________________________________________

IPG has certain financial covenants it must maintain in order to remain in good standing under its credit agreement, as amended, as well as its long-term debt agreements, as amended. For example, in order to avoid an acceleration of the maturity dates of the loans, IPG's total debt to consolidated total capitalization ratio must not exceed certain limits. Further, the Company is also required to maintain ratios with respect to its fixed charges, consolidated net worth, and total debt to EBITDA during the terms of its loans. The covenants contained in the loan documents, as amended, do not restrict IPG's ability to conduct its daily operations; however, the covenants do contain debt restrictions which place practical limitations on its ability to borrow additional funds without the prior approval of its current bank lenders and noteholders.

Of the $29.3 million in installments on long-term debt due in 2003, $25.3 million related to the Facility C that was repaid in full as described above. For 2004, the Company has $16.9 million in scheduled debt repayments of which $16.5 relates to the Senior Secured Notes. The Company does not anticipate having any difficulty in making the 2004 scheduled debt repayments reflected above along with its other 2004 contractual obligations out of cash flows provided by operations.

Beginning in 2005, the Company will likely need to secure funds either through issuing new debt or by raising additional equity or a combination of both in order to satisfy currently scheduled debt payments. During the last two years the Company has been successful in reducing its total bank indebtedness and long-term debt by $125 million from internally generated cash and equity offerings. The Company believes that it maintains good relations with its lenders, and consequently believes that it will be able to secure adequate funding to permit it to meet its obligations as they become due.

During 2003 the Company entered into a capital lease agreement for the new Danville RDC. The twenty year lease agreement commenced in January 2004. The value of the building and the related capital lease obligation of the Company is approximately $7.0 million.

Capital Stock

As of February 16, 2004 there are 40,945,376 common shares outstanding.

In the third quarter of 2003, the Company issued 5,750,000 common shares at a price of CA$10.00 per share (US$7.18 per share after issue costs) for a cash infusion of US$41.3 million net of the issue costs. In the first quarter of 2002, the Company issued 5,100,000 common shares at a price of CA$15.50 per share (US$9.35 per share after issue costs) providing the Company cash of US$47.7 million net of issue costs. The proceeds from the stock issues were used to reduce short-term bank indebtedness, repay long-term bank indebtedness and repay principal amounts under the Senior Secured Notes.

In 2003, 2002, and 2001, employees exercised stock options worth $0.7 million, $0.3 million and $1.1 million respectively. Further, in both 2003 and 2002, $1.7 million worth of shares were issued in relation to funding the Company's U.S. employee stock ownership retirement savings plan.

During 2003, in a transaction valued at $7.2 million, 1,030,767 common shares were issued to acquire the remaining 50% common equity interest of Fibope.

During 1999, the Company announced that it had registered a Normal Course Issuer Bid (NCIB) in Canada. The NCIB was extended for one-year terms during 2000 and again during 2001, 2002 and 2003. There were no shares purchased for cancellation during either 2002 or 2003.

As part of the purchase price for the acquisition of Central Products Company in 1999, the Company issued 300,000 share purchase warrants effective through August 9, 2004 that permitted the holder to purchase common shares of the Company at a price of $29.50 per share. On December 29, 2003, the warrants were cancelled as a result of settling a claim with the holders of the warrants. The recorded value of the warrants has been reclassified to contributed surplus.

Business Acquisitions

During 2003, the Company acquired the remaining 50% common equity interest in Fibope, a manufacturer and distributor of film products in Portugal.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.

The Company acquired this interest in order to provide a viable platform from which to introduce products made in its various North American facilities into the European markets.

The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

Pension and Post-Retirement Benefit Plans

IPG's pension benefit plans are currently showing an unfunded deficit of $9.9 million at the end of 2003 as compared to $10.9 million at the end of 2002. The Company may need to divert some of its resources this year in order to resolve this funding deficit, or alternatively it may face additional payment or funding obligations in the future. For 2003 the Company contributed $3.8 million to the plans and for 2002 the Company contributed $1.0 million to the plans. The Company expects to meet its pension benefit plan funding obligations in 2004 through cash flows from operations.

Dividend on Common Shares

No dividends were declared on the Company's stock in 2003, 2002 or 2001.


19

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which management believes may not be fully recoverable combined with an overall reserve reflective of the Company's historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable, the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a prospective basis, the new CICA recommendations with respect to stock-based compensation and other stock-based payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award, and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

In September 2003, the transitional provisions in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, were revised to provide the same alternative methods of transition as are provided under US GAAP for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is only available to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004.

The Company has chosen to adopt effective as of January 1, 2003 on a prospective basis, the fair value method of accounting for stock options and has recorded an expense of approximately $130,000 for the stock options granted to employees during the year. Prior to 2003, no compensation expense was recognized when stock options were granted.

Effective January 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. These standards are equivalent to the US standards. Under the new recommendation, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company was required to complete a transitional goodwill impairment test as at January 1, 2002. Management completed this test and determined that no adjustment for impairment of goodwill was necessary as a result of the change in accounting policy. Adjusted net earnings and earnings per share for 2001 shown in the tables beginning on page 8 exclude the amortization for goodwill recognized in that period to account for this change in accounting policy.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value.
Section 3063 should be applied prospectively for years beginning on or after April 1, 2003. The Company does not expect any adjustments to the carrying value of its property, plant and equipment as a result of this change in accounting policy.

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15") which harmonizes Canadian GAAP with the US Financial Accounting Standards Board ("FASB") Interpretation No. 46. This Guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

SUBSEQUENT EVENT

During February 2004, the Company purchased for $5.5 million plus contingent consideration (dependent upon business retention), assets relating to the masking and duct tape operations of tesa. At the same time, the Company finalized a three-year agreement to supply duct tape and masking tape to tesa. The purchase will be accounted for as a business acquisition.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information
Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

[LOGO]

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the Audit Committee meets periodically with external auditors to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual and Special Meeting on June 11, 2003, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

Sarasota/Bradenton, Florida and Montreal, Canada
February 16, 2004

/s/ Melbourne F. Yull
Melbourne F. Yull
Chairman and Chief Executive Officer

/s/ Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer, Secretary,
Vice President, Administration

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/Raymond Chabot Grant Thornton
General Partnership
Chartered Accountants

Montreal, Canada
February 16, 2004


COMMENTS BY AUDITORS

FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES
INTERTAPE POLYMER GROUP INC.

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in accounting for goodwill and other intangible assets as described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 16, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/Raymond Chabot Grant Thornton
General Partnership
Chartered Accountants

Montreal, Canada
February 16, 2004

CONSOLIDATED EARNINGS
Years Ended December 31, 2003
(in thousands of US dollars, except per share amounts)

                                             2003            2002          2001
                                      ___________      __________     _________
                                                $               $             $
Sales                                     621,321         601,575       594,905
Cost of sales (Note 4)                    482,423         475,430       476,089
                                      ___________      __________     _________
Gross profit                              138,898         126,145       118,816
                                      ___________      __________     _________
Selling, general and administrative
  expenses (Note 4)                        90,047          85,324        91,343
Amortization of goodwill                                                  7,014
Impairment of goodwill (Note 13)                           70,000
Research and development                    3,272           3,169         4,182
Financial expenses (Note 5)                28,521          32,773        38,911
Manufacturing facility closure costs
  (Note 4)                                  3,005           2,100
                                      ___________      __________     _________
                                          124,845         193,366       141,450
                                      ___________      __________     _________
Earnings (loss) before income taxes        14,053         (67,221)      (22,634)
Income taxes (Note 6)                      (4,125)        (12,767)      (10,392)
                                      ___________      __________     _________
Net earnings (loss)                        18,178         (54,454)      (12,242)
                                      ___________      __________     _________
Earnings (loss) per share (Note 7)
Basic                                        0.51           (1.66)        (0.43)
                                      ___________      __________     _________
Diluted                                      0.50           (1.66)        (0.43)
                                      ___________      __________     _________


CONSOLIDATED RETAINED EARNINGS and Consolidated Surplus

Years Ended December 31, 2003
(in thousands of US dollars)


                                             2003            2002          2001
                                      ___________      __________     _________
                                                $               $             $
Balance, beginning of year                 50,113         104,567       116,966
Net earnings (loss)                        18,178         (54,454)      (12,242)
                                      ___________      __________     _________
                                           68,291          50,113       104,724
Premium on purchase for cancellation
  of common shares                                                          157
                                      ___________      __________     _________
Balance, end of year                       68,291          50,113       104,567
                                      ___________      __________     _________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

Years Ended December 31, 2003
(in thousands of US dollars)

                                                    2003        2002        2001
                                              __________  __________  __________
                                                       $           $           $
OPERATING ACTIVITIES
Net earnings (loss)                               18,178     (54,454)    (12,242)
Non-cash items
  Depreciation and amortization                   29,375      28,653      33,831
  Impairment of goodwill                                      70,000
  Loss on disposal of property,
    plant and  equipment                                       1,280
  Property, plant and equipment impairment
    in connection with facility closure              732
Future income taxes                               (7,148)    (15,198)     (9,165)
  Write-off of debt issue expenses                                         2,165
  Other non-cash items                            (3,000)                   (715)
                                              __________   _________  __________

Cash flows from operations before changes
  in non-cash working capital items               38,137      30,281      13,874
                                              __________   _________  __________
Changes in non-cash working capital items

  Trade receivables                                 (741)        475      10,337
  Other receivables                               (1,647)      5,186      (1,287)
  Inventories                                     (5,139)      9,851      17,690
  Parts and supplies                                (776)       (767)     (1,626)
  Prepaid expenses                                   100       1,567      (3,341)
  Accounts payable and accrued liabilities        10,465     (11,361)     12,431
                                              __________   _________   _________
                                                   2,262       4,951      34,204
                                              __________   _________   _________

Cash flows from operating activities              40,399      35,232      48,078
                                              __________   _________   _________

INVESTING ACTIVITIES

Property, plant and equipment                    (12,980)    (11,716)    (25,942)
Proceeds on sale of property, plant
  and equipment                                                            8,000
Goodwill                                          (6,217)
Other assets                                      (1,435)     (5,213)     (8,592)
                                              __________   _________    ________
Cash flows from investing activities             (20,632)     16,929)    (26,534)
                                              __________   _________    ________
FINANCING ACTIVITIES

Net change in bank indebtedness                    4,910     (19,525)    (99,261)
Issue of long-term debt                                                   86,400
Repayment of long-term debt                      (64,329)    (50,209)     (9,634)
Issue of common shares                            43,009      49,689       3,379
Common shares purchased for cancellation                                    (922)
                                              __________   _________    ________
Cash flows from financing activities             (16,410)    (20,045)    (20,038)
                                              __________   _________    ________
Net increase (decrease) in cash position           3,357      (1,742)      1,506
Effect of foreign currency translation
  adjustments                                     (3,357)      1,742      (1,506)
                                              __________   _________    ________
Cash position, beginning and end of year               -           -           -
                                              __________   _________    ________

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
  Interest paid                                   29,309      30,428      32,791
  Income taxes paid                                1,790         413       1,234


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,
(In thousands of US dollars)

                                                           2003            2002
                                                        _______         _______
                                                              $               $
ASSETS

Current assets
  Trade receivables (net of allowance for doubtful
    accounts of $3,911; $3,844 in 2002)                  89,297          86,169
  Other receivables (Note 9)                             11,852          10,201
  Inventories (Note 10)                                  69,956          60,969
  Parts and supplies                                     13,153          12,377
  Prepaid expenses                                        7,924           7,884
  Future income taxes (Note 6)                            2,682           2,397
                                                        _______         _______
                                                        194,864         179,997

Property, plant and equipment (Note 11)                 354,627         351,530
Other assets (Note 12)                                   12,886          13,178
Future income taxes (Note 6)                              3,812
Goodwill (Note 13)                                      173,056         158,639
                                                        _______         _______
                                                        739,245         703,344

LIABILITIES

Current liabilities
  Bank indebtedness (Note 14)                            13,944           8,573
  Accounts payable and accrued liabilities               95,270          80,916
  Installments on long-term debt                         16,925          29,268
                                                        _______         _______
                                                        126,139         118,757

Future income taxes (Note 6)                                              4,446
Long-term debt (Note 15)                                235,066         283,498
Other liabilities (Note 16)                                 530           3,550
                                                        _______         _______
                                                        361,735         410,251

SHAREHOLDERS' EQUITY

Capital stock and share purchase warrants(Note 17)      286,841         239,185
Contributed surplus                                       3,150
Retained earnings                                        68,291          50,113
Accumulated currency translation adjustments             19,228           3,795
                                                        _______         _______
                                                        377,510         293,093
                                                        _______         _______
                                                        739,245         703,344

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

/s/J. Spencer Lanthier                 /s/L. Robbie Shaw

J. Spencer Lanthier, Director          L. Robbie Shaw, Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,
(In US dollars; tabular amounts in thousands, except per share amounts)

1. GOVERNING STATUTES

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada, and in Sarasota/Bradenton, Florida.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America ("United States" or "US") and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and were prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in note 21.

Certain amounts have been reclassified from the prior years to conform to the current year presentation.

Accounting Changes

Stock-based compensation

Effective January 1, 2002, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3870, Stock-based Compensation and Other Stock-based Payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defined a fair value method of accounting for its stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

In September 2003, the transitional provisions in Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, were revised to provide the same alternative methods of transition as are provided under US GAAP for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is only available to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004.

Effective as of January 1, 2003, the Company has chosen to adopt, on a prospective basis, the fair value method of accounting for stock options and has recorded an expense of approximately $130,000 for the stock options granted to employees during the year. Prior to 2003, no compensation expense was recognized when stock options were granted.

Any consideration paid by employees on exercise of stock options is credited to capital stock.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the US standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company was required to complete a transitional goodwill impairment test as at January
1, 2002. Management completed this test and determined no adjustment for impairment of goodwill was necessary as a result of the change in accounting policy.

The following table presents a reconciliation of the net earnings (loss) and earnings (loss) per share as reported for the prior years to the corresponding financial information adjusted to exclude the amortization of goodwill recognized in those periods that is no longer taken as a result of applying
Section 3062:

                                                    2003        2002         2001
                                                  ______     _______      _______
                                                       $           $            $
Net earnings (loss), as reported                  18,178     (54,454)     (12,242)
Add: Amortization of goodwill
  (net of $0.7 million of income taxes for 2001)                          6,339
                                                  ______     _______      _______

Adjusted net earnings (loss)                      18,178     (54,454)      (5,903)
                                                  ______     _______      _______
Adjusted basic earnings (loss) per share            0.51       (1.66)       (0.21)
                                                  ______     _______      _______
Adjusted diluted earnings (loss) per share          0.50       (1.66)       (0.21)
                                                  ______     _______      _______


Accounting estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

Fair value of financial instruments

The fair value of trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of long-term debt was established as described in note 15.

Foreign Currency Translation

Reporting currency

The accounts of the Company's operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at year-end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign currency translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenue and expenses have been translated at the average exchange rate for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

Revenue recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

Accounts receivable

Credit is extended based on evaluation of a customer's financial condition and generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivable are credited to the allowance for doubtful accounts.

Inventories and parts and supplies valuation

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labor and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.


Property, plant and equipment

Property, plant and equipment are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                        Methods              Rates and periods

Buildings                          Diminishing balance     % or 15 to 40 years
                                     or straight-line

Manufacturing equipment            Straight-line                 20 years

Furniture, office and computer     Diminishing balance         20% or 3 to
  equipment, software and other      or straight-line          10 years(i)

(i) Effective January 1, 2002, as a result of an extensive review of the useful life of the Company's various software packages, management decided to extend to 10 years the estimated useful life of all enterprise level software. Prior to such revision, these assets were depreciated over a 7 year period. The change in estimated useful life was applied prospectively commencing January 1, 2002 and has resulted in a decrease in depreciation expense and a corresponding increase in earnings before income taxes, net earnings, basic earnings per share and diluted earnings per share of approximately $1.4 million, $0.9 million, $0.04 and $0.04 respectively for the year ended December 31, 2002.

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Deferred charges

Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over the period benefited varying from 1 to 5 years.

Environmental costs

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its share of the amount can be reasonably estimated.

Pension plans and other retirement benefits

The Company has defined benefit and defined contribution pension plans and other retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other retirement benefit plans:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs;

- For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and, for other plans, at fair value;

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

- The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

New accounting pronouncements

In December, 2002, the CICA issued Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset which is to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value. Section 3063 should be applied prospectively for years beginning on or after April 1, 2003. The Company does not expect any adjustments to the carrying value of its property, plant and equipment as a result of this change in accounting policy.

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15") which harmonizes Canadian GAAP with the US Financial Accounting Standards Board ("FASB") Interpretation No. 46. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

3. JOINT VENTURE

The Company's pro rata share of its joint venture's operations included in the consolidated financial statements is summarized as follows:

                                             2003
                                     (6 Months)(i)        2002            2001
                                     _____________    ________       _________
                                              $              $               $
Earnings
  Sales                                   2,298          4,216           3,572
  Gross profit                              651            797             664
  Financial expenses(income)                 40            198              (7)
  Net earnings(loss)                        180            (65)            110
Cash flows
  From operating activities                 972            520           1,342
  From investing activities                (345)           (35)             86
  From financing activities                  82          1,071            (956)
Balance sheets
  Assets
    Current assets                                       1,637           1,307
    Long-term assets                      6,051          6,122
Liabilities
  Current liabilities                                    1,459           2,925
  Long-term debt                                         1,574             667


(i) The Company acquired the remaining 50% common equity interest on June 26, 2003.

During the six-month period ended June 30, 2003 and the years ended December 31, 2002 and 2001, the Company had no sales to its joint venture. As a result of the acquisition discussed in note 8, the Company had no investment in a joint venture at December 31, 2003.

4. INTEGRATION AND TRANSITION, ASSET WRITE-DOWNS AND OTHER NON-RECURRING ITEMS

During 2003, management approved a plan to consolidate the Company's water activated tape operations at its Menasha, Wisconsin plant. The consolidation was completed during 2003. The plan involved closing its Green Bay, Wisconsin facility, and relocating some employees and equipment to its Menasha, Wisconsin facility. 86 employees were terminated and the total charge for this plan amounted to $3.0 million, including $1.7 million of termination related benefits, and is included in manufacturing facility closure costs in the 2003 consolidated earnings. As at December 31, 2003, the balance of $1.9 million was included in accounts payable and accrued liabilities.

During 2002, management approved a plan for the consolidation of its operations related to the Flexible Intermediate Bulk Container division to be completed in June 2003. The plan involved the closing of two manufacturing plants and a reduction of 77 employees. The total charge for the restructuring is $2.1 million including $1.8 million of termination related benefits. As at December 31, 2002 the balance of $1.3 million was included in accounts payable and accrued liabilities and nil as at December 31, 2003.

For the year ended December 31, 2001, the Company recorded asset write-downs and non-recurrent costs of recent integrations, the start-up of its Regional Distribution Centers, workforce reductions and debt refinancing. The total charge of $25.2 million includes $4.2 million of termination benefits. Cost of sales includes $7.7 million, selling, general and administrative expenses include $10.8 million and financial expenses include $6.7 million of such costs.

5. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

                                                       2003      2002      2001
                                                     ______    ______    ______
                                                          $         $         $
Depreciation of property, plant and equipment        26,957    25,337    24,977
Amortization of debt issue expenses and other
  deferred charges                                    2,418     3,316     1,840
Financial expenses
  Interest on long-term debt                         26,675    28,559    22,029
  Interest on credit facilities                       1,804     2,369    11,064
  Refinancing costs                                                       6,700
  Interest income and other                             742     2,310        18
  Interest capitalized to property, plant and
    equipment                                          (700)     (465)     (900)
                                                     ______    ______    ______
                                                     28,521    32,773    38,911
                                                     ______    ______    ______

Loss on disposal of property, plant and equipment               1,280
Impairment of property, plant and equipment             732
Foreign exchange loss (gain)                         (1,192)                214
Investment tax credits recorded as a reduction
  of research and development expenses                  800     2,088


6. INCOME TAXES

The provision for income taxes consists of the following:

                                                  2003      2002      2001
                                                ______   _______    ______
                                                     $         $         $
Current                                          3,023     2,431    (1,227)
Future                                          (7,148)  (15,198)   (9,165)
                                                ______   _______    ______

                                                (4,125)  (12,767)  (10,392)
                                                ______   _______   _______


The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective income tax rate is detailed as follows:

                                                     2003      2002      2001
                                                   ______    ______    ______
                                                        %         %         %
Combined federal and provincial income tax rate      42.5      42.7      42.7
Manufacturing and processing                          3.3      (1.6)     (8.6)
Foreign losses recovered(foreign income taxed)
  at lower rates                                      6.3      (1.7)     (6.4)
Goodwill impairment                                           (33.0)
Impact of other differences                         (92.3)     28.8      86.7
Change in valuation allowance                        10.8     (16.2)    (68.5)
                                                   ______    ______    ______
Effective income tax rate                           (29.4)     19.0      45.9
                                                   ______    ______    ______

The net future income tax liabilities are detailed as follows:

                                                               2003      2002
                                                            _______   _______
                                                                  $         $
Future income tax assets

  Accounts payable and accrued liabilities                      765     2,501
  Tax credits and loss carry-forwards                        94,719    77,890
  Trade and other receivables                                 1,104     1,335
  Other                                                       5,901     7,741
  Valuation allowance                                       (31,145)  (26,336)
                                                            _______   _______
                                                             71,344    63,131
                                                            _______   _______
Future income tax liabilities

  Inventories                                                   311       383
  Property, plant and equipment                              64,539    64,797
                                                            _______   _______
                                                             64,850    65,180
                                                            _______   _______

Total Net future income tax assets (liabilities)              6,494    (2,049)
                                                            _______   _______
Net current future income tax assets                          2,682     2,397
Net long-term future income tax assets (liabilities)          3,812    (4,446)
                                                            _______   _______
Total net future income tax assets (liabilities)              6,494    (2,049)


As at December 31, 2003, the Company has $61.0 million of Canadian operating loss carry-forwards expiring 2007 through 2010 and $161.0 million of US federal and state operating losses expiring 2010 through 2023.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2003 to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, the valuation allowance was increased by $4.8 million between December 31, 2002 and December 31, 2003. The increase included $1.5 million of valuation allowance reducing the 2003 income tax benefit. The balance of the increase is attributable to foreign currency translation adjustments.

7. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation between basic and diluted earnings (loss) per share:

                                             2003      2002      2001
                                       __________    __________   __________
                                                $             $            $
Net earnings (loss)                        18,178       (54,454)     (12,242)
                                       __________    __________   __________

Weighted average number of common
  shares outstanding                   35,956,550    32,829,013   28,265,708
Effect of dilutive stock options
  and warrants(i)                          95,770
                                       __________    __________   __________
Weighted average number of diluted
  common shares outstanding            36,052,320    32,829,013   28,265,708
                                       __________    __________   __________

Basic earnings (loss) per share              0.51         (1.66)       (0.43)

Diluted earnings (loss) per share            0.50         (1.66)       (0.43)

     (i) The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:


                                             2003           2002         2001
                                       __________     __________   __________
                                        Number of      Number of    Number of
                                      Instruments    Instruments  Instruments
                                       __________     __________   __________
Options                                2,843,216      2,996,673    2,407,250
Warrants                                 300,000        300,000      300,000
                                       __________     __________   __________
                                       3,143,216      3,296,673    2,707,250


8. BUSINESS ACQUISITION

On June 26, 2003, the Company acquired the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S. A. (Fibope), a manufacturer and distributor of film products in Portugal.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.

The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

The operating results of the acquired business have been included in the consolidated financial statements from the effective date of acquisition. (see note 3)

During July 2003, the Company satisfied a contingent consideration arising from the September 1, 2000 acquisition of certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company (UTC), by making a $6.0 million cash payment to a third party. The cash payment and certain related expenses have been recorded in the third quarter of 2003 as an increase in the goodwill of $6.2 million arising from the UTC acquisition.

The Company has additional related expenses that are subject to reimbursement in whole or in part from amounts available under an escrow agreement created at the time of the acquisition. Expenses, if any, not reimbursed will be recorded as additional goodwill upon settlement of the escrow account.

9. OTHER RECEIVABLES
                                                          2003           2002
                                                     _________      _________
                                                             $              $
Income and other taxes                                   7,009          6,199
Rebates receivable                                         861            363
Sales taxes                                                863            541
Other                                                    3,119          3,098
                                                     _________      _________
                                                        11,852         10,201
                                                     _________      _________

10. INVENTORIES


                                                          2003           2002
                                                     _________      _________
                                                             $              $
Raw materials                                           18,910         14,998
Work in process                                         12,583         10,160
Finished goods                                          38,463         35,811
                                                     _________      _________
                                                        69,956         60,969
                                                     _________      _________

11. PROPERTY, PLANT AND EQUIPMENT

                                                                               2003
                                      _____________________________________________
                                              Cost     Accumulated              Net
                                                       depreciation
                                      ____________     ____________     ___________
                                                 $                $               $
Land                                         3,045                            3,045
Buildings                                   61,857           23,368          38,489
Manufacturing equipment                    424,112          151,383         272,729
Furniture, office and computer
  equipment, software and other             58,607           25,872          32,735
Manufacturing equipment under
  construction and software
  projects under development                 7,629                            7,629
                                      ____________     ____________     ___________
                                           555,250          200,623         354,627
                                      ____________     ____________     ___________


                                                                               2002
                                      _____________________________________________
                                              Cost     Accumulated              Net
                                                       depreciation
                                      ____________     ____________     ___________
                                                 $                $               $
Land                                         3,021                            3,021
Buildings                                   59,854           17,510          42,344
Manufacturing equipment                    385,315          118,066         267,249
Furniture, office and computer
  equipment, software and other             48,960           22,117          26,843
Manufacturing equipment under
  construction and software
  projects under development                12,073                           12,073
                                      ____________     ____________     ___________
                                           509,223          157,693         351,530
                                      ____________     ____________     ___________

Property, plant and equipment is net of investment tax credits of $0.5 million in 2003 and approximately $1.6 million in 2002.

12. OTHER ASSETS

                                                    2003               2002
                                                  ______             ______
                                                       $                  $
Debt issue expenses and other deferred
  charges, at amortized cost                      10,460             10,397
Loans to officers and directors, including
  loans regarding the exercise of stock
  options, without interest, various
  repayment terms                                    877                886
Other receivables                                    271              1,145
Other, at cost                                     1,278                750
                                                  ______             ______
                                                  12,886             13,178
                                                  ______             ______

13. ACCOUNTING FOR GOODWILL

In accordance with the specific requirements of CICA, Section 3062, Goodwill and Other Intangible Assets, the Company performs an annual impairment test as at December 31. Also in accordance with the specific requirements of the Section, the Company determined that it had one reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flows method, and compared with other methods including multiples of sales and earnings before interest, taxes, depreciation, and amortization (EBITDA) and, with historical transactions where appropriate. From these approaches, the fair market value was determined. For 2002 an impairment was charged to operating expenses of $70.0 million. This impairment related to the prior acquisition activity of the Company during the period from 1996 through 2000 in light of 2002 economic and market conditions. No impairment charge was required for 2003.

The carrying amount of goodwill as at December 31 is detailed as follows:

                                                    2003               2002
                                                 _______            _______
                                                       $                  $
Balance as at December 31                        243,056            228,639
Accumulated impairment                            70,000             70,000

Net balance as at December 31                    173,056            158,639
                                                 _______            _______

14. BANK INDEBTEDNESS AND CREDIT FACILITIES

The bank indebtedness consists of the utilized portion of the short-term revolving bank credit facilities and checks issued which have not been drawn from the facilities and is reduced by any cash and cash equivalent balances.

As at December 31, 2003, the Company had bank loans under a US $50.0 million revolving credit facility (Facility A), extendible annually at the option of the lenders, converting to a two-year term loan if not extended by the lenders. The loan bears interest at various interest-rates including U.S. prime rate plus a premium varying between 0 and 275 basis points and LIBOR plus a premium varying between 75 and 350 basis points. As at December 31, 2003, the effective interest rate was approximately 4.34% (6.08% in 2002) and $31.1 million ($26.8 million in 2002) was utilized. An amount of $3.5 million ($2.8 million in 2002) of this credit facility is used for outstanding letters of credit.

The credit facility is secured by a first ranking charge on the Company's accounts receivable and inventories.

The credit facilities contain certain financial covenants, including limitations on debt as a percentage of tangible net worth above predefined levels and fixed charge coverage ratios.

15. LONG-TERM DEBT

Long-term debt consists of the following:

                                                    2003               2002
                                                 _______            _______
                                                       $                  $
a) US$137,000,000 Series A and B Senior Notes    123,804            125,005
b) US$137,000,000 Senior Notes                   123,330            124,616
c) Bank loans under revolving credit facilities                      60,000
d) Other debt                                      4,857              3,145
                                                 _______            _______
                                                 251,991            312,766
   Less current portion of long-term debt         16,925             29,268
                                                 _______            _______
                                                 235,066            283,498

a)  Series A & B Senior Notes

    Series A & B Senior Notes bearing interest at an average rate of 10.03% (10.03% in 2002) payable semi-annually.

    The Series A US $25.0 million Notes mature on May 31, 2005. The Series B US $112.0 million Notes are repayable in semi-annual installments of US $13.4 million starting in November 2005 and mature on May 31, 2009.

    The Series A & B Senior Notes are secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories.

    The Series A and B Senior Notes contain the same financial covenants as the credit facilities.

b)  Senior Notes

    Senior Notes bearing interest at 9.07% (9.07% in 2002) repayable in semi-annual installments of US $16.5 million starting in September 2004 and maturing on March 31, 2008.

    Senior Notes are secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories.

    The Senior Notes contain the same financial covenants as the credit facilities.

c)  Bank loans under revolving credit facilities

    Revolving reducing term loan (Facility C) was repaid and cancelled in October 2003 (US $60.0 million was utilized in 2002). The interest rate in effect at the time of repayment was 7.20% (5.76% in 2002).

d)  Other debt

    Other debt consisting of government loans, mortgage loans and other loans at fixed and variable interest rates ranging from interest-free to 9.03% and requiring periodic principal repayments through 2007.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:

                                                              $
                                                        _______
2004                                                     16,925
2005                                                     68,105
2006                                                     60,310
2007                                                     60,237
2008                                                     34,849
Thereafter                                               11,565
                                                        _______
Total                                                   251,991


Fair Value

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 2003 and 2002 are as follows:

                                             2003                         2002
                           ______________________       ______________________
                                         Carrying                     Carrying
                           Fair value      amount       Fair value      amount
                           __________  __________       __________  __________

                                    $           $                $           $
Long-term debt                270,246     251,991          306,398     312,766
                           __________  __________       __________  __________


16. OTHER LIABILITIES

                                                          2003       2002
                                                        ______      _____
                                                             $          $
Provision for future site rehabilitation costs             530        550
Other                                                               3,000
                                                        ______      _____
                                                           530      3,550
                                                        ______      _____

During 2003, the Company determined that a reserve for acquisition-related contingencies was no longer required and the $3.0 million liability was reversed into the consolidated income statement as a reduction in selling, general and administrative expenses.

During the year ended December 31, 2002, the Company reviewed certain provisions, which it had previously established in accounting for prior years' business acquisitions. This process included the obtaining from third parties environmental studies.

As a result of the above, the Company reversed against earnings $0.8 million of provisions in 2002 which had been recorded in prior years for specific business acquisitions. A company-wide environmental reserve for on-going operations of $0.8 million was established in 2002. During 2002, $0.2 million in remediation costs were charged against this reserve.

17. CAPITAL STOCK AND SHARE PURCHASE WARRANTS

a) Capital stock - Authorized

Unlimited number of shares without par value

      Common shares, voting and participating

      Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

b) Capital stock - Issued and fully paid

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2001 to December 31, 2003 were as follows:

                                          2003                     2002                     2001
                          Number of	Stated     Number of     Stated     Number of     Stated
                             Shares      Value        Shares      Value        Shares      Value
                         __________    _______    __________    _______    __________    _______
                                             $                        $                        $
Balance, beginning
  of year                33,821,074    236,035    28,506,110    186,346    28,211,179    183,758

Shares issued for cash
  in public offering      5,750,000     41,250     5,100,000     47,691

Shares issued for
  business acquisitions   1,030,767      7,175

Shares issued to the
  USA Employees' Stock
  Ownership and Retirement
  Savings Plan              238,535      1,695       172,976      1,697       248,906      2,240

Shares purchased for
  cancellation                                                               (128,100)      (765)

Shares issued for cash
  upon exercise of stock
  options                   104,500        686        41,988        301       174,125      1,113
                         __________    _______    __________    _______    __________    _______
Balance, end of year     40,944,876    286,841    33,821,074    236,035    28,506,110    186,346
                         __________    _______    __________    _______    __________    _______



c) Share Purchase warrants

                                                           2003       2002
                                                         ______     ______
                                                              $          $
300,000 share purchase warrants                               -      3,150
                                                         ______     ______

On December 29, 2003, the warrants were cancelled as a result of settling an outstanding claim with the holders. The recorded value of the warrants has been reclassified to contributed surplus. The warrants, which would have expired on August 9, 2004 permitted holders to purchase common shares of the Company at a price of $29.50 per share.

d) Shareholders' protection rights plan

On June 11, 2003, the shareholders approved an amendment and restatement to the shareholders' protection rights plan originally established in 1993. The effect of the rights plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions. The plan will expire on the date immediately following the date of the Company's annual meeting of shareholders to be held in 2006.

e) Stock options

Under the Company's amended executive stock option plan, options may be granted to the Company's executives and directors for the purchase of up to 3,361,661 shares of common stock. Options expire no later than 10 years after the date of granting. The plan provides that such options will vest and may be exercisable 25% per year over four years.

All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.

The changes in number of options outstanding were as follows:

                                     2003                      2002                      2001
                    _____________________     _____________________     _____________________
                    Weighted                  Weighted                  Weighted
                     average                   average                   average
                    exercise    Number of     exercise    Number of     exercise    Number of
                       price      options        price      options        price      options
                    ________    _________     ________    _________     ________    _________
                           $                         $                         $
Balance, beginning
  of the year          10.02    2,996,673        10.06    2,407,250        12.89    2,797,036

  Granted               5.15      498,500         9.88      688,500         9.79      386,000
  Exercised             6.56     (104,500)        7.17      (41,988)        6.39     (174,125)
  Cancelled             7.28     (224,957)        9.19      (57,089)       16.56     (601,661)
                                _________                 _________                 _________

Balance, end of year    9.52	3,165,716        10.02    2,996,673        10.06    2,407,250
                                _________                 _________                 _________
Options exercisable
  at the end of the
  year                          1,729,951                 1,529,894                 1,022,214
                                _________                 _________                 _________


The following table summarizes information about options outstanding and exercisable at December 31, 2003:

                                           Options Outstanding       Options Exercisable
                         _____________________________________     _____________________
                                         Weighted     Weighted                  Weighted
                                          average      average                   average
                                      contractual     exercise                  exercise
                            Number     (in years)        price        Number       price
                         _________    ___________     ________     _________    ________
Range of exercise prices                                     $                         $
$3.90 to $4.85             322,500            0.7         3.99         1,250        4.85
$7.05 to $10.25          2,014,657            3.3         8.86     1,109,782        8.61
$10.84 to $14.71           799,559            3.9        12.95       592,919       12.92
$17.19 to $23.01            17,000            4.2        18.90        14,000       19.27
$27.88                      12,000            4.6        27.88        12,000       27.88
                         _________    ___________     ________     _________    ________
                         3,165,716            3.2         9.52     1,729,951       10.31
                         _________    ___________     ________     _________    ________

On January 10, 2001, the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US$16.30 to US$23.26 (CA$26.01 to CA$37.11) and expire in 2003 and 2006. The revised exercise price was set at US$8.28 (CA$13.21), being the average of the closing price on The Toronto Stock Exchange and the New York Stock Exchange on January 9, 2001. All other terms and conditions of the respective options, including the percentage vesting and the vesting and expiry dates, remained unchanged.

In January 2003, the Company adopted the fair value method of accounting for stock-based compensation and other stock-based payments. Under transitional provisions prescribed by the CICA, the Company is prospectively applying the recognition provisions to awarded stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the FASB. The Company recorded a pre-tax charge of approximately $130,000 in selling, general and administration expenses. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.

For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) and basic and diluted earnings (loss) per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings (loss) and basic and diluted earnings
(loss) per share would have been increased to the pro forma amounts indicated in the following table:

                                                        2003           2002
                                                     ________      ________
                                                           $              $
Net earnings (loss) - as reported                     18,178       (54,454)
Add: Stock-based employee compensation expense
  included in reported net earnings                      130
Total stock-based employee compensation expense
  determined under fair value based method              (884)         (515)
                                                     ________      ________
Pro forma net earnings (loss)                         17,424       (54,969)
                                                     ________      ________
Earnings (loss) per share:

     Basic - as reported                                0.51         (1.66)
                                                     ________      ________
     Basic - pro forma                                  0.48         (1.67)
                                                     ________      ________
     Diluted - as reported                              0.50         (1.66)
                                                     ________      ________
     Diluted - pro forma                                0.48         (1.67)
                                                     ________      ________


The pro forma effect on net earnings and earnings per share is not representative of the pro forma effect on net earnings and earnings per share of future years because it does not take into consideration the pro forma compensation cost related to options awarded prior to January 1, 2002.

The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

                                                         2003          2002
                                                     ________      ________

Expected life                                         5 years       5 years

Expected volatility                                       50%           50%

Risk-free interest rate                                 2.80%         4.57%

Expected dividends                                      $0.00         $0.00



                                                         2003         2002
                                                     ________      ________

The weighted average fair value per share of
  options granted is:                                   $2.41        $4.38

18. COMMITMENTS AND CONTINGENCIES

a) Commitments

As at December 31, 2003, the Company had commitments aggregating approximately $18.3 million up to 2010 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum payments for the next five years are $6.6 million in 2004, $3.7 million in 2005, $2.6 million in 2006, $1.7 million in 2007 and $1.5 million in 2008.

During 2003, the Company entered into a twenty year lease agreement for a warehouse facility. The lease commenced in January 2004 and will be accounted for as a capital lease. The value of the building and the related capital lease obligation to be recorded is approximately $7.0 million.

b) Contingencies

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

19. PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.4 million for these plans for the year ended December 31, 2003 ($2.6 million and $2.3 million for 2002 and 2001 respectively).

Defined Benefit Plans

The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $12.81 ($10.83 and $10.65 in 2002 and 2001 respectively) per month for each year of service.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

Information relating to the various plans is as follows:

                                             Pension plans              Other plans
                                   _______________________   ______________________
                                          2003        2002         2003        2002
                                   ___________   _________   __________  __________
                                             $           $            $           $
Accrued benefit obligations
  Balance, beginning of year            24,071      20,572          840         782
    Current service cost                   574         497           70          11
    Interest cost                        1,714       1,545                       54
    Benefits paid                         (902)       (834)         (45)        (38)
    Plan amendments                        755       1,136
    Actuarial losses                     3,205       1,140                       31
    Foreign exchange rate adjustment       456          15
                                   ___________   _________   __________  __________
  Balance, end of year                  29,873      24,071          865         840
                                   ___________   _________   __________  __________

Plan assets

  Balance, beginning of year            13,181      15,450
    Actual return on plan assets         3,565      (2,439)
    Employer contributions               3,837         991
    Benefits paid                         (902)       (834)
    Foreign exchange rate adjustment       278          13
                                   ___________   _________   __________  __________
  Balance, end of year                  19,959      13,181
                                   ___________   _________   __________  __________

Funded status - deficit                  9,914      10,890          865         840
  Unamortized past service costs        (2,603)     (1,931)
  Unamortized net actuarial
   gain(loss)                          (11,231)    (10,480)          34          83
  Unamortized transition assets
  (obligation)                             101          87          (34)        (38)
                                   ___________   _________   __________  __________
Accrued benefit liability
  (prepaid benefit)                     (3,819)     (1,434)         865         885
                                   ___________   _________   __________  __________

45

Accrued Benefit Expense

                                             Pension plans                  Other plans
                               _____________________________      ________________________
                                 2003        2002       2001        2003      2002    2001
                               ______    ________    _______      ______  ________  ______
                                    $           $          $           $         $       $
Current service cost              574         497        398          11        11      10
Interest cost                   1,714       1,545      1,363          55        54      56
Expected return on plan
  assets                       (1,413)     (1,568)    (1,652)
Amortization of past
  service costs                   174         122         52
Amortization of transition
  obligation (asset)               11          (3)        (4)          4        (1)      4
Amortization of
  unrecognized loss (gain)        460         238         18                            (6)
                               ______    ________    _______      ______  ________  ______
Pension expense for the year    1,520         831        175          70        64      64
                               ______    ________    _______      ______  ________  ______

The average remaining service period of the active employees covered by the pension plans ranges from 11.76 to 26.70 years for 2003 and from 12.05 to
28.50 years for 2002.

The significant assumptions which management considers the most likely and which were used to measure its accrued benefit obligations are as follows (weighted average assumptions as at December 31):

                                               Pension plans                   Other plans
                               _____________________________      ________________________
                                 2003        2002       2001        2003      2002    2001
                               ______    ________    _______      ______  ________  ______
                                    $           $          $           $         $       $
Canadian plans
  Discount rate                 6.25%       7.00%      7.25%
  Expected rate of return
    on plan assets              7.00%       9.25%      9.25%
U.S. plans
  Discount rate                 6.25%       7.00%      7.25%       6.25%     7.00%   7.25%
  Expected rate of return
    on plan assets              8.50%       9.25%      9.25%


For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 (5.0% in 2002 and 5.5% in 2001) and deemed to remain constant through 2009. An increase or decrease of 1% of this rate would have the following impact:

                                        Increase of 1%        Decrease of 1%
                                                     $                     $
Impact on net periodic cost                          2                    (2)
Impact on accrued benefit obligation                38                   (33)

20. SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales by country based on the location of the manufacturing facilities:

                                           2003           2002            2001
                                        _______        _______         _______
                                              $              $               $
Canada                                  121,544        119,101         127,878
United States                           523,282        510,500         500,028
Other                                     9,148          3,817           3,563
Transfers between geographic areas      (32,653)       (31,843)        (36,564)
                                        _______        _______         _______
Total sales                             621,321        601,575         594,905
                                        _______        _______         _______

The following table presents property, plant and equipment and goodwill by country based on the locations of assets:

                                           2003           2002            2001
                                        _______        _______         _______
                                              $              $               $
Property, plant and equipment, net
  Canada                                 53,049         46,347          48,693
  United States                         289,136        299,564         312,501
  Other                                  12,442          5,619           5,373
                                        _______        _______         _______
Total property, plant and equipment,
  net                                   354,627        351,530         366,567
                                        _______        _______         _______

                                           2003           2002            2001
                                        _______        _______         _______
                                              $              $               $
Goodwill, net
Canada                                  22,688          17,855          22,616
United States                          147,001         140,784         205,188
Other                                    3,367
                                        _______        _______         _______
Total goodwill, net                    173,056         158,639         227,804
                                        _______        _______         _______

21. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

a) Net earnings and earnings per share

Net earnings of the Company and earnings per share established under Canadian GAAP conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under US GAAP.

b) Consolidated balance sheets

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under
US GAAP, these investments would be accounted for using the equity method.
Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 2003, 2002 and 2001, including the impact on the consolidated balance sheets for 2002 and 2001.

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

c) Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

d) Accounting for compensation programs

Through December 31, 2002, the Company chose to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), which became effective on July 1, 2000, requiring that the cancellation of outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. Under FIN 44, the replacement options and any repriced options are subject to variable accounting from the cancellation date or date of grant, depending on which stock options were identified as the replacement options. Using variable accounting, the Company is required to recognize, at each reporting date, compensation expense for the excess of the quoted market price of the stock over the exercise prices of the replacement or repriced options until such time as the replacement options are exercised, forfeited or expire.

The impact on the Company's financial results will depend on the fluctuations in the Company's stock price and the dates of the exercises, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

In November 2000, 300,000 and 50,000 replacement options were issued at exercise prices of US$10.13 (CA$15.50) and US$14.71 (CA$21.94) respectively, and in May and August 2001, 54,000 and 40,000 replacement options were issued for US$11.92 (CA$18.80) and US$9.00 (CA$13.80), respectively. In addition, in January 2001, 474,163 options were repriced at US$8.28 (CA$12.40) (see note 17).

As at December 31, 2003, the Company's quoted market stock price was $12.73 (CA$16.49) per share. For the options subject to variable accounting, the compensation expense for 2003 would be approximately $1.7 million under US GAAP. The compensation expense would not materially impact net loss reported in the consolidated statement of earnings for 2002 and 2001 under US GAAP.

21. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

Under US GAAP, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2003, 2002 and 2001 was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

                                       2003       2002              2001
                                ___________   ________    ______________

Expected life                       5 years    5 years           5 years
Expected volatility                     50%        50%               50%
Risk-free interest rate               2.80%      4.57%             4.76%
Expected dividends                    $0.00      $0.00    $0.00 to $0.18


                                          2003         2002          2001
                                      ________     ________      ________
                                             $            $             $
The weighted average fair value
  per share of options granted is:        2.41         4.38          4.74

Accordingly, the Company's net earnings (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated in the following table:

                                          2003         2002          2001
                                      ________     ________      ________
                                             $            $             $
Net earnings (loss) - as reported       18,178      (54,454)      (12,242)
Add: Stock-based employee
  compensation expense included in
  reported net earnings                    130
Deduct: Total stock-based employee
  compensation expense determined
  under fair value based method         (2,635)      (2,367)       (4,212)
                                      ________     ________      ________
Pro forma net earnings (loss)           15,673      (56,821)      (16,454)
                                      ________     ________      ________

Earnings (loss) per share:

Basic - as reported                       0.51        (1.66)        (0.43)
                                      ________     ________      ________
Basic - pro forma                         0.44        (1.73)        (0.58)
                                      ________     ________      ________
Diluted - as reported                     0.50        (1.66)        (0.43)
                                      ________     ________      ________
Diluted - pro forma                       0.43        (1.73)        (0.58)


e) Accumulated pension benefit obligation

Under US GAAP, if the accumulated pension benefit obligation exceeds the fair value of benefit plan assets, a liability must be recognized in the balance sheet that is at least equal to the unfunded accumulated benefit obligation. To the extent that the additional minimum liability is created by a plan improvement, an intangible asset can be established. Any additional minimum liability not covered by an intangible asset will cause a net of tax reduction in accumulated other comprehensive income.

The following sets out the adjustments required to the Company's consolidated balance sheets to conform with US GAAP accounting for pension benefit obligations:


                                          2003         2002          2001
                                      ________     ________      ________
                                             $            $             $
Future income tax assets would
  increase by                            4,155        3,878         2,029
Other assets would increase by           2,502        1,843           912
Accounts payable and accrued
  liabilities would increase by         13,733       12,323         6,396
Shareholders' equity would decrease by  (7,076)      (6,602)       (3,455)

f) Consolidated comprehensive income

As required under US GAAP, the Company would have reported the following consolidated comprehensive income:



                                          2003         2002          2001
                                      ________     ________      ________
                                             $            $             $
Net earnings (loss) in accordance
  with US GAAP                          18,178      (54,454)      (12,242)
Currency translation adjustments        15,433        3,768        (5,741)
Minimum pension liability adjustment,
  net of tax
(note 21 e))                              (474)      (3,147)       (3,455)
Consolidated comprehensive income
  (loss)                                33,137      (53,833)      (21,438)


22. SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

In January 2003 and December 2003, the Financial Accounting Standards Board ("FASB") issued and revised Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

23. SUBSEQUENT EVENT

In February 2004, the Company purchased for $5.5 million plus contingent consideration (dependent upon business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa worldwide. The purchase will be accounted for as a business acquisition.

Intertape Polymer Group Locations

Corporate Offices
	Montreal, Quebec, Canada
	Sarasota/Bradenton, Florida, USA



Brighton, Colorado, USA	              3  4

Menasha, Wisconsin, USA               3  4

Carbondale, Illinois, USA             3  4

Columbia, South Carolina, USA         3  4

Piedras Negras, Mexico             2  3  4

Cumming, Georgia, USA                 3  4

Porto, Portugal                       3  4

Danville, Virginia, USA         1  2  3  4

Richmond, Kentucky, USA	              3  4

St. Laurent, Quebec, Canada     1  2  3  4

Tremonton, Utah, USA                  3  4

Los Angeles, California, USA    1

Truro, Nova Scotia, Canada         2  3  4

Marysville, Michigan, USA          2  3  4


1   Regional Distribution Center
2   ISO Certified
3   Distribution
4   Manufacturing Location


Please note: In 2003 the Company announced the closing of the two Regional Distribution Centers (RDCs) in Atlanta and Chicago and the replacement of the existing RDC in Danville with a new facility which opened in January 2004. In early 2004 the Company also consolidated its tape machine manufacturing operation into its St. Laurent, Quebec, Canada location. These changes are reflected in the above presentation.

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>PAGE>


Other Information

BOARD OF DIRECTORS

        Melbourne F. Yull
        Chairman and Chief Executive Officer

        L. Robbie Shaw*
	Former Vice President, Nova Scotia Community College

        Michael L. Richards
        Senior Partner, Stikeman Elliott LLP

        J. Spencer Lanthier*
        Currently serves as a Member of the Board of Several Publicly Traded Companies

        Ben J. Davenport, Jr.
        Chairman, First Piedmont Corporation
        Chairman and CEO Chatham Oil Company
        CEO, Piedmont Transportation Inc.

        Gordon Cunningham*
        President, Cumberland Asset Management

        Thomas E. Costello*
        Currently serves as a Member of the Board of Several Publicly Traded Companies

 *Member of Audit Committee

HONORARY DIRECTORS

        James A. Motley, Sr.
        Director, American National Bank & Trust Company
        American National Bancshares, Inc.

        Irvine Mermelstein
        Managing Partner, Market-Tek

EXECUTIVE OFFICERS

        Melbourne F. Yull
        Chairman and Chief Executive Officer

        Andrew M. Archibald, C.A.
        Chief Financial Officer, Secretary,
	Vice President, Administration

        Jim Bob Carpenter
        President, Woven Products, Procurement

        H. Dale McSween
        President, Distribution Products

        Gregory A. Yull
        President, Film Products

        M. J. Doc Dougherty
        President, Retail

        Burgess H. Hildreth
        Vice President, Human Resources

        James A. Jackson
        Vice President, Chief Information Officer

        Victor V. DiTommaso, CPA
        Vice President, Finance

        Duncan R. Yull
        Vice President Sales, Distribution Products

        Piero Greco, C.A.
        Treasurer

TRANSFER AGENT AND REGISTRAR

Canada: CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montreal, Quebec, Canada H3A 4L8

USA: Mellon Investor Services L.L.C.
85 Challenger Road, 2nd Floor
Ridgefield Park, New Jersey,
U.S.A. 07660

AUDITORS

Raymond Chabot Grant Thornton
600 de la Gauchetiere West, Suite 1900
Montreal, Quebec, Canada H3B 4L8

U.S.A.: Grant Thornton International
130 E. Randolph Street
Chicago, Illinois, U.S.A. 60601-6203

INVESTOR INFORMATION

Stock and Share Listing

Common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, trading under the symbol ITP.

Shareholder and Investor Relations

Shareholders and investors having inquiries or wishing to obtain copies of the Company's Annual Report or other US Securities Exchange Commission or Canadian Securities Commissions filings should contact:

Mr. Andrew M. Archibald, C.A
Chief Financial Officer
Intertape Polymer Group Inc.
3647 Cortez Road West
Bradenton, Florida 34210
(866) 202-4713

E-mail: itp$info@intertapeipg.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders will be held Wednesday, June 2, 2004 at 4:00pm at the Hilton Bonaventure, 900 de la Gauchetiere West, Montreal Quebec, Canada. The meeting is to be held in the Westmount conference room. The product display will be in the Mont-Royal room.

52